Velox Clearing LLC

Financial Statements and Supplemental Schedules With Report of Independent Registered Public Accounting Firm

For the year ended December 31, 2023

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70017

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Velox Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Brickell Ave, Suite 2800
(No. and Street)

Miami **FL** **33131**
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amir Montasser **949.352.4691** amontasser@velox-global.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei, Wei & Co., LLP
(Name – if individual, state last, first, and middle name)

133-10 39th Avenue **Flushing** **NY** **11354**
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(If applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amir Montasser _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velox Clearing LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See ATTached

Notary Public

Signature: _____

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _____ORANGE_____)

On __02/28/2024__ before me, __RAZAN ABUHASAN LOCAL NOTARY PUBLIC__ .
(insert name and title of the officer)

personally appeared __AMIR MONTASSER__
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



RAZAN ABUHASAN
Notary Public - California
Orange County
Commission # 2375926
My Comm. Expires Sep 23, 2025

Signature _Razan A._____ (Seal)

Table of Contents



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly owned subsidiary of Velox Holdings Inc., as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Velox Clearing LLC's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Company's auditor since 2023.

Flushing, NY
February 29, 2024

Velox Clearing LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	7,418,899
Cash segregated under federal regulations		71,063,982
Receivable from customers and correspondents		4,873,589
Deposits with clearing organizations		12,123,035
Receivable from broker-dealers		2,637,728
Receivable from affiliates		1,105,856
Restricted cash		100,000
Property and equipment, net		57,364
Other assets		1,649,009
TOTAL ASSETS	$	101,029,462

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,659,523
Payable to customers and correspondents		72,373,517
Payable to broker-dealers		531,160
Payable to clearing organizations		1,765,067
Payable to affiliates		428,238
TOTAL LIABILITIES		77,757,505

MEMBER'S EQUITY

Member's contributions		31,483,200
Accumulated deficit		(8,211,244)
TOTAL MEMBER'S EQUITY		23,271,956
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	101,029,462

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017, in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), and the New York Stock Exchange ("NYSE").

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Restricted cash

Restricted cash is cash held for the Company's letter of credit on its office lease (See Note 3).

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes these financial institutions are financially sound and, accordingly, minimal credit risk exists.

The Company allows clients and their customers to enter into securities transactions on a cash or margin basis. Credit extended for margin accounts is subject to regulatory and internal requirements. The Company monitors margin levels and will require additional deposits or reduction of positions if necessary. In addition, the Company provides various services for its clients. The Company monitors the related receivables for collectability.

Major Customers

Two customers accounted for 41% of the Company's revenue for the year ended December 31, 2023.

One customer, which is an affiliated entity, accounted for 33% and $3,644,428 of the company's revenue for the year ended December 31, 2023. The Company expects to maintain this relationship with the affiliate.

Deposits with clearing organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and are the balances required to be maintained to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivables from and payables to broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Receivable from and payable to customers

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivable from and payable to correspondents

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as interest receivable, prepaid expenses, and a security lease deposit.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from contract with customers is recognized using the following steps:
- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determined the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations. Substantially all of the Company's revenues are considered to be revenues from contracts with customers.

Clearing and execution revenue

The Company provides various broker dealers clearing services to clear stock trades. These clearing services are performed on an agreed-upon fixed fee basis, which are paid to the Company monthly. The Company recognizes revenue on a trade-date basis which is the satisfaction of the performance obligation with its customers. Clearing fees, which include settlement fees, represent fees charged by the Company for meeting the point-in-time performance obligation for transactions cleared and settled by the Company.

Margin Services

The Company provides margin services to its customers, who are required to maintain a certain level of collateral with the Company to cover potential losses on their trades. The Company charges a fee for this service, which is based on the amount of collateral held by the Company. The Company recognizes revenue on a monthly basis, as it satisfies its performance obligation by providing the margin services.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken while preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Note 3: Letter of Credit

On December 31, 2023, the Company had a letter of credit in the favor of its office landlord. The letter of credit is for $100,000 and expires at the end of the related lease in July 2024.

Note 4. Property and Equipment, Net

Property and equipment consist of the following at December 31, 2023:

Computer equipment	$ 118,636
Less accumulated depreciation and amortization	(61,272)
	$ 57,364

Note 5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. On December 31, 2023, the Company's net capital was $18,841,092, which exceeded the minimum net capital requirement of $1,500,000 by $17,341,092.

Note 6: Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the SEC.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 7. Related Party Transactions

The Company entered into a technology service agreement with an affiliate Velox Technologies in March 2020. The agreement was amended, effective January, 2023. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. On December 31, 2023, net amounts due to Velox Technologies totaled $125,388.

On September 30, 2020, the Company entered into a line of credit with the Parent for $8,000,000. The agreement was amended, effective August 2022, and the loan was reduced to $5,000,000. The Loan had a maturity date of December 31, 2023, was renewed through December 31, 2024, and bears interest at the Federal Funds rate plus two percent. As of December 31, 2023, the Company had no borrowings outstanding under this facility.

Note 8. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2023.

Note 9. Commitments and Contingencies

<u>Contingencies</u>

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. In the normal course of business, the Company is subject to certain pending and threatened legal actions. In 2023, Velox received a notice of pending enforcement action from Nasdaq arising from allegations that it failed to maintain adequate systems of review for the potential trading manipulation of securities. The Company has been remediating allegations of inadequacies in its systems and engaged a vendor to aid the firm in its monitoring efforts. The Company accrued $175,000 and is included in accounts payable and accrued expenses in the accompanying statement of Financial Condition.

As required by Internal Revenue Service (IRS) regulations, certain information returns such as Form 1099 must include accurate Taxpayer Identification Numbers (TINs) for each payee. Failure to provide correct TINs may result in penalties imposed by the IRS.

For the tax years 2020 and 2021, the Company incurred penalties from the IRS due to missing or incorrect TINs on certain Form 1099 filings. The penalties were $368,760. These penalties were recorded as accounts payable and accrued expenses on the Statement of Financial Condition for the year ended December 31, 2023.

Management is working to reduce the penalties significantly and improve TIN collection and reporting processes to minimize the risk of future penalties. However, there can be no assurance that such efforts will entirely eliminate the risk of penalties related to TIN reporting errors in the future.

Guarantee

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member which may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2023, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

Note 10. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred through February 29, 2024, the date the financial statements were available to be issued. On October 11, 2023, the Company entered into a new lease agreement for office space in Miami, FL. The lease has a term of 89 months and is classified as an operating lease.

The following summarizes the key terms of the lease agreement:
Lease Term: 89 months
Lease Payments: The lease requires monthly payments of $28,000 escalating by 3% per year.
The estimated effective date, subject to availability, will be April 2024